June 7, 2024

VIA EDGAR

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Guggenheim Funds Trust (File No. 811-01136)

Guggenheim Variable Funds Trust (File No. 811-02753)

(each, a “Registrant” and collectively, the “Registrants”) (each series of the Registrants, a “Fund” and collectively, the “Funds”)

Dear Ms. Pumphrey:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and me as well as Michael P. Megaris from the Registrants and Julien Bourgeois and Stephen Choi from Dechert LLP on May 2, 2024. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR for each Registrant, relating to fiscal years-ended September 30, 2023 or December 31, 2023, as applicable. A summary of the SEC staff’s comments, followed by the responses of the applicable Registrant(s), is set forth below.

Comment 1:

The Guggenheim High Yield Fund distributes monthly and the Guggenheim Risk Managed Real Estate Fund distributes quarterly. Both distributed a return of capital in fiscal year 2023. Accordingly, please (i) consider including a discussion in the management’s discussion of fund performance (“MDFP”) of the extent to which the return of capital contributed to Fund returns, and (ii) consider adding language in the notes of financial statements regarding the potential for return of capital for these two Funds.

Response:

The applicable Registrant acknowledges the comment and confirms it will (i) consider including such a discussion in the MDFP in the future when applicable and (ii) include, when applicable, language in the notes to the financial statements regarding the potential for return of capital for these two Funds.

Comment 2:

The Guggenheim Market Neutral Real Estate Fund has an investment objective that it invests at least 80% of its assets in issuers that primarily engage in the real estate industry. However, the Fund had about 48% of its portfolio invested in a money market fund that owns treasury securities. Please explain how the Fund meets its investment objective given its investment in money markets.

Response:

For purposes of measuring compliance with its policy to invest 80% of its assets in issuers that primarily engage in the real estate industry, the Guggenheim Market Neutral Real Estate Fund counts direct compliant securities investments toward this test, as well as the notional value of derivatives and absolute value of those positions giving exposure to issuers primarily engaged in the real estate industry. This practice is consistent with the Fund’s prospectus disclosures in the sections entitled “Principal Investment Strategies” and “Additional Information Regarding Investment Objectives and Strategies,” which, in relevant parts, state that “[t]he Fund pursues its investment objective by investing . . . at least 80% of its assets . . . in . . . derivatives, giving long and short exposure to . . . issuers primarily engaged in the real estate industry” and that “[f]or purposes of such an 80% policy, derivatives usually will be based on their notional value . . . and the [Fund] will count the absolute value of securities sold short,” respectively. Money market fund investments are not counted as compliant position. The sum of the Fund’s compliant positions was above the 80% level as of the date of the shareholder report.

Comment 3:

Many of the Funds have an expense limit listed in a footnote to the fee table in the prospectus that differ from the net expense ratio listed in the fee table. Please reconcile the two percentages and consider adding clarification in the footnote going forward.

Response:

These differences are typically due to fees and costs excluded from the scope of the relevant Funds’ contractual waiver agreements (interest expense, for example). When not clearly ascertainable from the lines in the fee tables and explanatory footnotes and disclosures, the Funds will include additional explanations.

Comment 4:

The line graph for the Guggenheim Capital Stewardship Fund assumes a $10,000 investment. However, according to the prospectus, the Institutional Class of the Fund has a minimum investment requirement of $2 million. Please ensure the line graph starts at $2 million investment in future reports.

Response:	The applicable Registrant acknowledges this comment and confirms it will base the line graph on the Fund’s required minimum initial investment, if that amount exceeds $10,000, in future reports.

Comment 5:

The Guggenheim Ultra Short Duration Fund notes in the performance section of its shareholder report that the performance figures are based on Class A shares, but the line graph is labeled as displaying the performance of Institutional Class shares. Please confirm that the line graph will be labeled correctly going forward. If the line graph is meant to be labeled for Institutional Class, in future reports have the line graph based on the Fund’s required minimum initial investment, if that amount exceeds $10,000.

Response:

The applicable Registrant respectfully notes that the line graph is correctly labeled as displaying the performance of Institutional Class shares and refers to the footnote to the line graph which explains that “[t]he graph is based on Institutional Class shares only” and that “performance of A-Class shares will vary due to differences in fee structure.” Therefore, the Registrant respectfully declines to make changes to the label in response to this comment. The applicable Registrant confirms that it will base the line graph on the Fund’s required minimum initial investment for the applicable share class, if that amount exceeds $10,000, in future reports.

Comment 6:	In the Notes to Financial Statements, please disclose the frequency at which the investment advisory fees are calculated going forward.

Response:	The Registrants confirm they will disclose the frequency at which the investment advisory fees are calculated as shown in the sample disclosure below.

“Under the terms of an investment advisory contract, the Funds pay GI investment advisory fees on a monthly basis calculated daily at the annualized rates below, based on the average daily net assets of the Funds:”

Comment 7:

Some of the Funds invest a significant amount of their asset in other funds. For example, Series N (Managed Asset Allocation Series) invests 86 percent of its assets in unaffiliated exchange-traded funds. For these Funds, please provide disclosure in the financial statements informing shareholders how they may obtain copies of the underlying unaffiliated funds’ financial statements.

Response:	The Registrants confirm they will add, if applicable, the following statement in the Securities Transactions section of the Notes to Financial Statements as shown below in future Form N-CSR filings.

“A copy of each underlying unaffiliated fund’s financial statements is available at the SEC’s website at www.sec.gov.”

Comment 8:

For Item 4 of the N-CSR, please include responses to Items 4(i) and 4(j) in future Form N-CSR filings. These items relate to the Holding Foreign Companies Accountable Act which became effective on January 10, 2022.

Response:	The Registrants acknowledge this comment and confirm they will include responses to Items 4(i) and 4(j) in future Form N-CSR filings, if applicable.

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Please call the undersigned or Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ James M. Howley
James M. Howley
Chief Financial Officer, Chief Accounting Officer and Treasurer
Guggenheim Funds Trust
Guggenheim Variable Funds Trust

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